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                                                                    EXHIBIT 99.1

                                                [LOGO OF WHEATON RIVER MINERALS]

                                                                         WHEATON
                                                                           RIVER
                                                                        MINERALS

Wheaton River Minerals Ltd.

                 Suite 1500
     700 West Pender Street
    Vancouver, B.C. V6C 1G8
     Telephone:604-684-9648
           Fax:604-684-3123
       www.wheatonriver.com

                                                                       QUARTERLY
                                                                          REPORT

                                                             THREE MONTHS REPORT
                                                                  MARCH 31, 2002

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WHEATON RIVER MINERALS LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL RESULTS
for the three months ended March 31, 2002

Wheaton River Minerals agreed to acquire all of the outstanding shares of Minas Luismin, S.A. de C.V. on April 24, 2002. This acquisition is expected to close in June 2002 and will result in the Company becoming an intermediate gold and silver producer. Luismin is the third largest producer of silver and second largest producer of gold in Mexico. Consideration payable for the shares of Luismin will be US$75 million in cash and US$7.5 million in common shares of Wheaton River which will be issued at a 25% premium to the market price of a proposed special warrants financing. An additional payment of US$7.5 million in Wheaton River common shares based upon a price per share equal to the issue price of a proposed special warrants financing, will be paid if the price of silver averages US$5 or more over a period of 60 consecutive trading days during the 24 months following completion of the Luismin acquisition.

In May 2002 Wheaton River announced a proposed private placement to finance the Luismin purchase whereby 110 million special warrants would be issued at a price of $1.15 per special warrant for total proceeds of $126.5 million. Each special warrant entitles the holder to acquire, without further payment, one common share of Wheaton River and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of Wheaton River at a price of $1.65 per share for a period of five years following the closing.

Reclamation work at the Golden Bear Mine site is continuing in accordance with the reclamation plan. 2001 was the final year of production from this mine as the ore reserves were exhausted and due to its seasonal operation the mine did not produce gold during the three months ended March 31, 2001. Wheaton River's other activities in 2002 will include $1,670,000 flow-through expenditures on several exploration projects.

RESULTS OF OPERATIONS

Net earnings for the three months to March 31, 2002 were $417,000 ($0.01 per share) or an improvement of $765,000 over the net loss of $348,000 ($0.01 per share) incurred in the first quarter of 2001. General and administrative expense was $806,000 in the first quarter of 2002 compared to $795,000 incurred in 2001. Mineral properties written down totalled $602,000 in the first quarter of 2002 of which $585,000 represents a write-down of ongoing Bellavista Project costs. There were no mineral properties written down in the comparable period of 2001. Other income increased by 314% to $1,852,000 in the first quarter of 2002 compared to $447,000 in the same period of 2001. Included in the 2002 other income is a gain of $1,586,000 on the sale of 2,000,000 shares of Kinross Gold Corporation, $133,000 of interest income and $81,000 received from government exploration incentives. Other income in the first quarter of 2001 included interest income of $224,000 and a foreign exchange gain of $221,000.

CASH FLOWS

Operating activities required $1,675,000 in the first quarter of 2002 compared to $1,206,000 in the same period of 2001.

Financing activities during the first three months of 2002 provided $149,000 as a result of shares issued. In the comparable 2001 period shares issued provided $7,000.

Investing activities in the first quarter of 2002 provided $24,196,000. The sale of short-term money market instruments contributed $20,737,000. Cash provided from the sale of marketable securities was $3,736,000 comprised of $3,686,000 from the sale of 2,000,000 Kinross common shares and $50,000 from the sale of 2,000,000 Kit Resources Ltd. common shares. Expenditures on mineral properties to March 31, 2002 of $879,000 included $277,000 for Luismin acquisition costs and $585,000 to maintain the

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Bellavista Project of which $367,000 was for an annual royalty payment. In the first quarter of 2001 investing activities required $1,902,000 and included $1,181,000 for mineral properties and $721,000 in reclamation deposits. Mineral property expenditures in 2001 included $1,016,000 to advance the Bellavista Project and $92,000 for work on the Red Mountain Project. Reclamation deposits included a Golden Bear Mine surety bond reserve deposit increase of $484,000 and a new bank deposit of US$150,000 to secure a US$150,000 bank letter of guarantee provided to the Costa Rican government. This letter of guarantee provides security for future reclamation liabilities of the Bellavista Project.

FINANCIAL CONDITION

Cash increased by $22,672,000 to $25,437,000 in the three months ended March 31, 2002. The cash increase in the first quarter of 2002 resulted largely from the maturity of a $20,737,000 short-term money market instrument and the sale of the Kinross shares for proceeds of $3,686,000.

WHEATON RIVER MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Canadian $ in thousands)
                                       MARCH 31        DECEMBER 31
                                         2002             2001
ASSETS
Current
  Cash and equivalents               $     25,437      $      2,765
  Short-term money
   market instruments                           -            20,737
  Marketable securities                     2,148             4,248
  Accounts receivable
   and prepaids                               676             1,425
  Supplies                                    185               198
                                     ------------------------------
                                           28,446            29,373

Reclamation deposits                        3,214             3,214
Mineral properties                          1,476             1,208
                                     ------------------------------
                                     $     33,136      $     33,795
                                     ==============================
LIABILITIES
Current
  Accounts payable
   and accrued liabilities           $        569      $      1,596
  Income taxes payable                         58                96
                                     ------------------------------
                                              627             1,692

Provision for reclamation                   5,944             6,104
                                     ------------------------------
                                            6,571             7,796
                                     ------------------------------

SHAREHOLDERS' EQUITY
Special warrants                            1,275             4,955
Share purchace options                        505               505
Contributed surplus                           956               956
Share capital                              45,259            41,430
Deficit                                   (21,430)          (21,847)
                                     ------------------------------
                                           26,565            25,999
                                     ------------------------------
                                     $     33,136      $     33,795
                                     ==============================

       The accompanying notes form an integral part of these consolidated financial statements

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WHEATON RIVER MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS (DEFICIT)
Three Months Ended March 31
(Unaudited)

(Canadian $ in thousands, except per share amounts)

                                     Note        2002              2001

Expenses and other income
  General and administrative                 $        806      $        795
  Interest and finance fees                             8                 8
  Depreciation                                          9                10
  Mineral properties
   written down                                       602                 -
  Other income                          2          (1,852)             (447)
                                             ------------------------------

Earnings (loss)
 before the following                                 427              (366)

Income taxes                                           10               (18)
                                             ------------------------------
Net earnings (loss)                                   417              (348)

Retained earnings (deficit),
 beginning of period                              (21,847)            2,227
                                             ------------------------------

Retained earnings (deficit),
 end of period                               $    (21,430)     $      1,879
                                             ==============================

Basic and diluted
 earnings (loss) per share                   $       0.01      $      (0.01)
                                             ==============================

       The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
THREE MONTHS ENDED MARCH 31
(Unaudited)

(Canadian $ in thousands)

                                     Note        2002              2001

OPERATING ACTIVITIES
Net earnings (loss)                          $        417      $       (348)
Deferred revenue                                        -                 8
Provision for reclamation                            (160)               (6)
Items not affecting cash
  Depreciation and depletion                            9                10
  Mineral properties
   written down                                       602                 -
  Gain on sale
   of marketable securities             2          (1,636)                -
  Foreign exchange                                     (2)             (221)
                                             ------------------------------
                                                     (770)             (557)

Change in non-cash
 working capital                                     (303)             (649)
                                             ------------------------------
                                                   (1,073)           (1,206)
                                             ------------------------------

FINANCING ACTIVITIES
Common shares issued                                  149                 7
                                             ------------------------------

INVESTING ACTIVITIES
Short-term money
 market instruments                                20,737                 -
Mineral properties                                   (879)           (1,181)
Sale of marketable securities                       3,736                 -
Reclamation deposits                                    -              (721)
                                             ------------------------------
                                                   23,594            (1,902)
                                             ------------------------------
Foreign exchange                                        2               221
                                             ------------------------------
Increase (decrease) in cash
 and equivalents                                   22,672            (2,880)

Cash and equivalents,
 beginning of period                                2,765            17,582
                                             ------------------------------

Cash and equivalents,
 end of period                               $     25,437      $     14,702
                                             ==============================

       The accompanying notes form an integral part of these consolidated financial statements

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WHEATON RIVER MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 and 2001
(Unaudited)

1.   BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and they follow the same accounting policies and methods of application as the most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

2.   OTHER INCOME

                                                   THREE MONTHS ENDED
                                                        MARCH 31

                                                 2002              2001

(Canadian $ in thousands)
  Investment income                          $        133      $        224
  Gain on sale
   of marketable securities                         1,636                 -
  Exchange revaluation                                  2               221
  Other                                                81                 2
                                             ------------------------------

                                             $      1,852      $        447
                                             ------------------------------

3.   SEASONALITY AND CONCLUSIONS OF OPERATIONS

The Company's sole producing mine was the Golden Bear Mine, which operated between April to October each year. No gold is produced in the first quarter of each year and so there is no revenue or earnings from mining operations during each first quarter. The last year of commercial production at the Golden Bear Mine was 2001.

4.   SUPPLEMENTAL CASH FLOW INFORMATION


                                                   THREE MONTHS ENDED
                                                        MARCH 31

                                                 2002              2001
(Canadian $ in thousands)
  Interest paid                              $          8      $          8
  Income taxes paid                                    17                11

5.   SUBSEQUENT EVENTS

In April 2002 the Company entered into an agreement to acquire all of the outstanding shares of Minas Luismin, S.A. de C.V., ("Luismin"). Luismin is one of Mexico's largest gold and silver producers. In addition to the operating mines, the Company is also acquiring a portfolio of over 40 Mexican exploration projects.

Under the agreement, the Company will acquire Luismin from a subsidiary of Sanluis Corporacion, S.A. de C.V. in exchange for a consideration of US$75,000,000 in cash and US$7,500,000 in common shares of the Company which will be issued at a 25% premium to the issue price of a planned special warrant financing. An additional payment of US$7,500,000 in the Company common shares will be paid if the price of silver averages US$5 or more over a period of 60 consecutive trading days during the 24 months following completion of the transaction.

Completion of the Luismin acquisition is subject to a number of conditions and consents including the Company obtaining all requisite regulatory approvals and raising the required funds.

In May 2002 the Company announced a proposed private placement to finance the Luismin purchase whereby 110,000,000 special warrants would be issued at a price

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of $1.15 per special warrant for total proceeds of $126,500,000. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of $1.65 per share for a period of five years following the closing.

In April 2002 the Company sold the Red Mountain Project to Seabridge Resources Inc ("Seabridge") for 800,000 common shares of Seabridge with a fair value of $768,000 at March 31, 2002. The sale agreement provides for the Company to receive an additional contingent payment of up to $250,000.

DIRECTORS

Frank Giustra
Ian J. Mcdonald
Ian Telfer
Neil Woodyer

ADVISORY COMMITTEE TO THE BOARD OF DIRECTORS

Pierre Lassonde
President
Newmont Mining Corporation
Denver, Colorado

Eugene Mcburney
Chairman and Managing Partner
Griffiths McBurney and Partners
Toronto, Ontario

OFFICERS

Ian Telfer
Chairman and Chief Executive Officer

T. Derek Price
Vice-President, Finance and Chief Financial Officer

R. Dennis Bergen
Vice-President, Operations

Raymond Gagnon
President, Metales Procesados MRW, SA

Franz Ulloa
President, Compania Rio Minerales SA

Paul Stein
Secretary

HEAD OFFICE
Wheaton River Minerals Ltd.
Suite 1500
700 West Pender Street
Vancouver, B.C. V6C 1G8
Telephone: 604-684-9648
Fax:       604-684-3123
Website: www.wheatonriver.com

Stock Exchange Listing
Toronto Stock Exchange
Ticker symbol: WRM

Transfer Agent
CIBC Mellon Trust Company
Vancouver, British Columbia

Auditors
PricewaterhouseCoopers LLP
Vancouver, British Columbia

Investor Relations
Toll Free:  1-800-567-6223